Exhibit 14.1

Code of Ethics for the Chief Executive Officer and Senior

Financial Officers

Adopted December 14, 2005

Emergency Medical Services Corporation (“EMSC”) and its subsidiaries and managed affiliates (collectively, the “Company”) have adopted this Code of Ethics for the Chief Executive Officer and Senior Financial Officers. This Code of Ethics is designed to deter wrongdoing and promote a culture of ethical and honest behavior.

This Code of Ethics supplements EMSC’s Code of Business Conduct and Ethics, which applies to all employees, officers and directors of the Company.

Persons Covered

This Code of Ethics applies to EMSC’s Chief Executive Officer (“CEO”) as well as the Chief Financial Officer, corporate officers with financial accounting and reporting responsibilities, including the Controller, Treasurer and chief accounting officer, and any other employee performing similar tasks or functions for the Company (collectively, “Senior Financial Officers”).

Professional or Personal Conflicts of Interest

The CEO and Senior Financial Officers are expected to dedicate their best efforts to advancing the Company’s interests, using unbiased and objective standards when making business decisions. The CEO and Senior Financial Officers are obligated to conduct the Company’s business in an ethical and honest manner, including the ethical handling of actual or apparent conflicts of interest. A conflict of interest occurs when personal interests are adverse to, or in conflict with, the interests of the Company. Prior to making any investment, accepting any outside position or benefit, or conducting other business that creates an actual or apparent conflict of interest, or allowing a family member to do so, the CEO or Senior Financial Officer must make full disclosure of the facts and circumstances that may give rise to the actual or apparent conflict of interest to EMSC’s General Counsel, and receive approval to proceed with the transaction from the General Counsel or EMSC’s Board of Directors.

Disclosures

When filing reports or submitting documents to the Securities and Exchange Commission, and in all other public communications, the Senior Financial Officers are expected to make disclosures which are full, fair, accurate, timely and understandable in all material respects. This Code of Ethics, including any amendments to or waivers of this Code of Ethics, will be publicly disclosed in accordance with the Sarbanes-Oxley Act of 2002 and the Securities and Exchange Commission Rules.

Compliance with Governmental Laws, Rules and Regulations

It is the responsibility of the CEO and Senior Financial Officers to abide by all laws, rules and regulations related to the Company. While the Company does not expect any single individual to understand all details of the laws, rules and regulations potentially impacting the Company, the Senior Financial Officers should seek guidance as to the applicability and effect of such laws, rules and regulation and report any violation or suspected violations to EMSC’s General Counsel or EMSC’s Board of Directors.

Reporting of Violations of this Code of Ethics

The CEO and Senior Financial Officers are accountable to this Code of Ethics and responsible for adhering to its provisions. All violations and/or suspected violations of the Code of Ethics must be reported immediately to EMSC’s General Counsel. A violation of this Code of Ethics may result in disciplinary action, up to and including termination, as determined by EMSC’s Board of Directors.

Waivers of this Code of Ethics

Any waiver of this Code of Ethics or of a specific provision must be pre-approved, in writing, by EMSC’s Board of Directors. Waivers will be publicly disclosed as required by applicable law.

2